exel

Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

9 December 2003

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Exel confirms positive trading outlook for 2003 - 9/9/03
   - Exel plc Directorate - 25/9/03
   - Exel wins £42 Million Ministry of Defence contract - 21/10/03
   - Exel confirms good third quarter trading - 28/10/03
   - Exel acquires leading Italian logistics capability - 10/11/03
   - Exel announces an exceptional gain - 26/11/03

Yours faithfully

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

Enc

Press Information

EXEL CONFIRMS POSITIVE TRADING OUTLOOK FOR 2003

(London UK- 9 September 2003) Speaking at an investor conference today, John Allan, Chief Executive of Exel plc, confirmed that the Group's trading since the end of the first half of 2003 had continued as expected and that Exel remained on track to meet full year market expectations for solid growth in trading profit.

John Allan added: "Progress with new contract gains since the half year has been very positive, with Exel securing good levels of further new business across the Group's global operations. In addition, we continue to enjoy a healthy pipeline of new business opportunities. The Group continues to expect another year of solid trading progress and is well positioned to deliver good growth in the medium-term."

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For further information please contact:
John Dawson — +44 7733 301986
Director of Corporate Affairs

Lydia Pretzlik — +44 20 7379 5151
The Maitland Consultancy

Notes to Editors – Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of £4.7 billion (over US$7 billion) and employs around 67,000 people in 1,600 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

EXEL PLC DIRECTORATE

(London, UK – 25 September 2003) Exel, the world leader in supply chain management, today announced that Tony Isaac, a non-executive director of Exel plc, will step down from the Board on 29th September 2003. Tony Isaac joined Exel's Board in February 1997 and for the last four years has been Chairman of Exel's Audit Committee.

Dennis Millard, Group Finance Director of Cookson Group plc, has been appointed to Exel's Board as a non-executive director with immediate effect and will assume Tony Isaac's responsibility as Chairman of the Audit Committee.

Nigel Rich, Chairman, Exel plc commented; "On behalf of the Board, I would like to thank Tony Isaac for his considerable contribution over the past six years and especially as Chairman of the Audit Committee. Dennis Millard will bring invaluable experience and expertise to Exel and we look forward to his participation in the ongoing success of Exel."

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For further information contact:

John Dawson — +44 1344 744409
Director of Corporate Affairs
Exel plc

Martin Leeburn or Lydia Pretzlik — +44 20 7379 5151
The Maitland Consultancy

Notes to Editors – Exel

Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the

complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of £4.7 billion (over US$7 billion) and employs around 67,000 people in 1,600 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Press Information

EXEL WINS £42 MILLION MINISTRY OF DEFENCE CONTRACT

(London, UK – 21 October 2003) Exel, the global leader in supply chain management, has won a three-year Ministry of Defence (MoD) contract worth in excess of £42 million. The Company will now manage the MoD's commercial global freight operations including transportation via air, land and sea for its Defence Transport Movement Agency (DTMA), part of the Defence Logistics Organisation (DLO). This will support the MoD's intention of working with a single freight forwarding supplier that can provide a comprehensive service.

Building upon an existing 20-year relationship between Exel and the MoD, the new contract includes all global surface and airfreight forwarding to any MoD location in the world. The Company will integrate and consolidate all distribution processes, except where the Armed Forces directly handles freight forwarding.

DLO Director General (Defence Supply Chain) Major General Malcolm Wood said, "We are pleased to award the contract to Exel. The rationalisation of global freight forwarding will not only save MoD money but also enable us to more effectively track and trace commercial freight, streamline business processes and ultimately improve the service we provide to the Armed Forces."

Commenting on the new contract win, Geoff Corpe, Regional Managing Director, Technology and Global Freight Management – UK & Ireland at Exel said, "Now we can build upon our knowledge and experience of working with the MoD to ensure we can match all future requirements and demands. We are looking forward to extending our range of activities, particularly in the seafreight area."

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For more information, please contact:
Sarah Jones/Emily Goehler
Exel Press Office
+44(0)1908 244306/244096
sarah.jones@exel.com/emily.goehler@exel.com

Notes to Editors - About Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of £4.7 billion (over US$7 billion) and employs around 67,000 people in 1,600 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Press Information

EXEL CONFIRMS GOOD THIRD QUARTER TRADING

(London, UK, 28 October, 2003) Exel plc, the global leader in supply chain solutions, today confirmed that trading through the third quarter had been good, in line with internal forecasts. The Group also confirmed that it is on track to meet full year market expectations.

Commenting ahead of shareholder meetings in the US and Japan, Chief Executive, John Allan said "Progress in 2003 has confirmed the strength of our customer focused strategy which has been rewarded with good new business wins and a strong rate of contract renewals. Cash generation has also been good and we remain confident that the Group will meet market expectations for solid trading progress in 2003."

During the first three quarters of the year, Exel has secured new contract wins totalling over £560m of annualised revenues (over £500m in the same period last year). During the third quarter Exel successfully took over operation of six of Marks & Spencer's 10 general merchandise warehouses across the UK, as part of the five-year contract won in the first half. In addition the Group secured major contract gains with UK retailer House of Fraser, consumer products company Burton's Foods, US retailer The Home Depot and Legend, the leading manufacturer of PC products in China as well as further new operations with Goodyear in the US where Exel is the Lead Logistics Provider.

"Our pipeline of new opportunities remains very healthy," added John Allan. "We have also continued to invest in our business, in particular strengthening our healthcare activities with the acquisition of Transbeynak in Turkey and Unidock's in Brazil. Exel's recent acquisition of Power's retail and consumer operations in the UK has made good progress including successfully

commissioning a major new automated facility for a leading consumer products manufacturer."

Performance at Exel's contract logistics operations remained strong, with all major regions making good progress over the previous year. In particular the strong first half result generated by Exel's US operations continued into the second half and, as expected, the Group further improved performance in the UK and Ireland and Asia Pacific. European operations continued to make steady progress.

Freight management activities remain mixed. Good volumes in Asia Pacific sustained modest growth and there was an improvement in performance in European activities. As expected third quarter trading in Exel's US freight management operations remained subdued, largely due to a challenging domestic market and weak demand for international export freight.

John Allan concluded: "Exel's strategy and competitive advantage continues to generate profitable revenue growth. Investment in new systems capabilities and enhanced business processes are contributing to Exel's delivery of superior operational excellence. As a result we are confident that, despite the slow pace of global economic recovery and the continued weakness of the US Dollar Exel is well positioned to deliver good growth in the future."

-ends-

For more information, please contact:
John Dawson, Director of Corporate Affairs +44 (0) 1344 744409
Exel plc

Martin Leeburn or Lydia Pretzlik
The Maitland Consultancy +44 (0) 207 379 5151

Notes to Editors – Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding,

warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of £4.7 billion (over US$7 billion) and employs around 67,000 people in 1,600 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Press Information

EXEL ACQUIRES LEADING ITALIAN LOGISTICS CAPABILITY

(London UK, 10 November 2003) - Exel, a world leader in supply chain management solutions, announced today that it is acquiring Cappelletti Spa, a leading Italian logistics business based in Milan. Focused on providing solutions to consumer products and retail companies, Cappelletti had turnover of over €44m in 2002.

Strengthening Exel's logistics operations in Italy has for sometime been a strategic priority for the Group. Demand for professional outsourced logistics solutions continues to grow in Italy, providing opportunities for international logistics specialists to use local skills to build on established global customer relationships. Over the last few years Exel has developed a leading freight forwarding business in Italy and has started to develop contract logistics solutions for the healthcare and retail sectors.

An established business with a strong customer portfolio, Cappelletti Spa will provide Exel with a strong platform from which to develop a broader presence in the fast growing Italian market for supply chain solutions. Focused on the consumer and retail markets, Cappelletti fits well with Exel's customer and sector focused strategy and existing infrastructure in the country.

Headquartered in Milan, Italy, the company has seven business units operating throughout Italy. Cappelletti's customers include some of the leading multinational fast moving consumer goods companies. Cappelletti's key management team will remain actively involved in the business even after the acquisition is finalised.

Consideration will be in cash. Further capped payments could be made, dependent on future performance. Net tangible assets as at 31 December 2002 were €13m (£10m). It is expected that the acquisition will be earnings enhancing in the first full year of ownership. The deal will be subject to certain regulatory clearances.

Fabio Tacchinardi, Managing Director of Cappelletti commented: "Bringing Exel's leading global logistics expertise to Cappelletti's Italian customers will provide significant opportunities to strengthen our relationships and extend the range of value added services we can offer."

John Allan, Chief Executive of Exel, added: "Cappelletti provides Exel with a significant opportunity to strengthen its presence in the important Italian contract logistics market without exposing the Group to asset-intensive operations. The synergies created between the two businesses, combining strong local customer focused operations with global customer relationships, will enable us to accelerate the growth of our business in Italy."

- ends -

For further information contact:

For Exel:

John Allan, Chief Executive +44 1344 744409
John Dawson, Corporate Affairs +44 7733 301986

The Maitland Consultancy:

Martin Leeburn +44 20 7379 5151

About Exel:
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of £4.7 billion (over US$7 billion) and employs around 67,000 people in 1,600 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Exel announces an exceptional gain

Initial public offering of Sirva Inc will realise around $50m in cash in 2003 with significant potential benefits in the future

(London, UK, 26 November 2003) Exel, the world leader in supply chain management, announced today that, following the initial public offering (IPO) in the US of Sirva Inc, the owner of North American Van Lines, the Group would be receiving cash of some $50m in 2003. In addition Exel would be retaining interests in Sirva Inc, representing around 6.3m shares and a convertible warrant for a further 2.8m shares, for at least six months. Based on the IPO price and net of costs, the retained stake would be valued in the market at circa $130m.

In 1999 Exel disposed of its Allied Pickfords Moving Services business to the parent company of North American Van Lines for $400m in cash together with a minority equity interest, the current carrying value of which is $34.5m.

Prior to the IPO Exel had equity interests representing 12.9% of common stock, $24.5m of preferred stock bearing a 13% coupon and a warrant to subscribe for up to a further 2.8m shares at a price of $12.62 per share. As a result of the IPO Exel will redeem its preferred stock and receive the outstanding interest payable, together with selling 1.0m common stock. The IPO price has been set at $18.50 per common share. Net of costs Exel should be receiving cash of around $50m before the year end.

As with other parties involved in the IPO process Exel will be unable to sell any part of its retained holding for a period of six months. Based on the initial public offering price the residual shareholding would be valued at circa $130m. Exel could be called upon for up to an additional 0.4m shares which would result in a further cash inflow of around $7m being recorded

in 2003. Given the unpredictable nature of equity markets the Group will continue to adopt a cautious view on the future realisable value.

Commenting on the announcement, John Allan, Chief Executive of Exel said: "This is clearly very good news. We will be retaining around 6.3m shares and a convertible warrant for a further 2.8m shares into 2004. We will review the best strategy for this investment and take the appropriate action after the lockup period."

"Exel is performing well at this time and securing new business to underpin our expectations of long-term growth. The IPO of Sirva Inc unlocks further value for Exel's shareholders and will add to the financial strength of the Group going forward."

--ends--

For further information contact:

John Dawson +44 7733 301986
Director of Corporate Affairs
Exel plc

Martin Leeburn / Lydia Pretzlik +44 20 7379 5151
The Maitland Consultancy